Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of major subsidiaries of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”):

Name of director:	Patrick Fitzgerald
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	10 February 2016
Class of securities:	Ordinary shares
Number of securities:	250 000
Price per security:	R1.12
Total value:	R280 000.00
Nature of transaction:	Off-market exercise of share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

12 February 2016

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